SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Polestar Automotive Holding UK PLC

(Name of Issuer)

Class A American Depositary Shares

Class A Ordinary Shares, par value $0.01 each

(Title of Class of Securities)

731105201

(CUSIP Number)

Zhejiang Geely Holding Group Company Limited

No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

+86 (571) 2809 8282

Rosmarie Söderbom

Volvo Car Corporation

Avd 50090, HB3S

405 31 Göteborg, Sweden

+46 (0)766 210020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731105201	13D	Page 1 of 17 pages

1		Names of Reporting Persons Volvo Car Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 380,322,995
	8	Shared Voting Power 0
	9	Sole Dispositive Power 380,322,995
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 380,322,995
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 18.0%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 2 of 17 pages

1		Names of Reporting Persons PSD Investment Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,277,046,912
	8	Shared Voting Power 0
	9	Sole Dispositive Power 828,013,737
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 828,013,737
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 39.2%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 3 of 17 pages

1		Names of Reporting Persons PSD Capital Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,277,046,912
	8	Shared Voting Power 0
	9	Sole Dispositive Power 828,013,737
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 828,013,737
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 39.2%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 4 of 17 pages

1		Names of Reporting Persons Snita Holding B.V.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, AF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 380,322,995
	8	Shared Voting Power 0
	9	Sole Dispositive Power 380,322,995
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 380,322,995
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 18.0%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 5 of 17 pages

1		Names of Reporting Persons Volvo Car AB
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 380,322,995
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 380,322,995
11		Aggregate Amount Beneficially Owned by Each Reporting Person 380,322,995
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 18.0%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 6 of 17 pages

1		Names of Reporting Persons Geely Sweden Holdings AB
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 897,719,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 897,719,855
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 897,719,855
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 42.5%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 7 of 17 pages

1		Names of Reporting Persons Shanghai Geely Zhaoyuan International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 897,719,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 897,719,855
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 897,719,855
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 42.5%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 8 of 17 pages

1		Names of Reporting Persons Beijing Geely Wanyuan International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 897,719,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 897,719,855
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 897,719,855
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 42.5%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 9 of 17 pages

1		Names of Reporting Persons Beijing Geely Kaisheng International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 897,719,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 897,719,855
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 897,719,855
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 42.5%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 10 of 17 pages

1		Names of Reporting Persons Zhejiang Geely Holding Group Company Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 897,719,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 897,719,855
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 897,719,855
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 42.5%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 11 of 17 pages

1		Names of Reporting Persons Geely Sweden Automative Investment B.V.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 502,156,334
	8	Shared Voting Power 0
	9	Sole Dispositive Power 502,156,334
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 502,156,334
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 23.8%
14		Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 12 of 17 pages

1		Names of Reporting Persons Shufu Li
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO, WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,174,766,767
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,725,733,592
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,733,592
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 81.8%
14		Type of Reporting Person IN

CUSIP No. 731105201	13D	Page 13 of 17 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.01 per share (the “Class A Shares”) of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

On May 13, 2024, Volvo Car AB (publ) ("Volvo Cars") will effectuate its previously-announced distribution of 638,469,467 Class A American Depositary Shares ("Class A ADS") of the Issuer (the "Distribution Shares") owned by Volvo Cars to the holders of its redemption shares (the "Distribution"). The Distribution will be effected through the issuance of Swedish Depositary Receipts ("SDRs") to holders of redemption shares as of May 8, 2024, the record date for the distribution of SDRs. Each SDR represents one underlying Class A ADS. Each Class A ADS in turn represents one underlying Class A Share. Holders of SDRs may elect to convert their SDRs into Class A ADSs at any time prior to August 14, 2024. Any SDRs that have not been converted by that date will be cancelled and the holders thereof will be paid the net cash proceeds from the sale of the underlying Class A ADS at prevailing market prices.

In preparation for the distribution of SDRs, on May 8, 2024, Snita Holding B.V. ("Snita") distributed the Distribution Shares to Snita's parent company, Volvo Car Corporation ("VCC"). VCC in turn distributed the Distribution Shares to VCC's parent company, Volvo Cars. On May 8, 2024, Volvo Cars deposited the Distribution Shares with Skandinaviska Enskilda Banken AB, the depositary for the SDR program. Prior to the foregoing transactions, Snita converted all its Class B Shares and Class B ADS, and PSD Investment Limited converted 778,121,162 of its Class B Shares and Class B ADS, into Class A Shares or Class A ADS, as applicable.

Prior to the issuance of the SDRs, Geely Sweden Holdings A.B. ("GSHAB"), a shareholder of Volvo Cars, formed a new wholly-owned subsidiary, Geely Sweden Automotive Investment B.V. ("GSAI"), and transferred redemption shares to the subsidiary. As a result, GSAI will receive 502,156,334 SDRs in the Distribution that are convertible into an equivalent number of Class A ADS.

After giving effect to the Distribution, (i) the aggregate beneficial ownership of the Class A Shares by Volvo Cars, VCC and Snita will be reduced to 18.0%, (ii) the aggregate beneficial ownership of the Class A Shares by GSHAB, Shanghai Geely Zhaoyuan International Investment Co., Ltd., Beijing Geely Wanyuan International Investment Co., Ltd., Beijing Geely Kaisheng International Investment Co., Ltd. and Zhejiang Geely Holding Group Company Limited, each of which is a direct or indirect shareholder of Volvo Cars, will be reduced to 42.5%; (iii) the aggregate beneficial ownership of the Class A Shares by GSAI will be 23.8%; and (iv) the aggregate beneficial ownership of the Class A Shares by Shufu Li, an indirect shareholder of Volvo Cars, will be reduced to 81.8%.

CUSIP No. 731105201	13D	Page 14 of 17 pages

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

The information set forth in Item 4 above is incorporated herein by reference.

CUSIP No. 731105201	13D	Page 15 of 17 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joinder to Joint Filing Agreement, dated May 10, 2024, by Geely Sweden Automotive Investment B.V.

CUSIP No. 731105201	13D	Page 16 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2024

VOLVO CAR CORPORATION

By:	/s/ Johan Ekdahl
Name:	Johan Ekdahl
Title:	Authorized Signatory

By:	/s/Helen Hu
Name:	Helen Hu
Title:	Director and Authorized Signatory

PSD INVESTMENT LIMITED

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Sole Director

PSD CAPITAL LIMITED

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Sole Director

SNITA HOLDING B.V.

By:	/s/ Johan Ekdahl
Name:	Johan Ekdahl
Title:	Director

By:	/s/ Maria Hemberg
Name:	Maria Hemberg
Title:	Director

CUSIP No. 731105201	13D	Page 17 of 17 pages

VOLVO CAR AB

By:	/s/ Johan Ekdahl
Name:	Johan Ekdahl
Title:	Authorized Signatory

By:	/s/ Helen Hu
Name:	Helen Hu
Title:	Director and Authorized Signatory

GEELY SWEDEN HOLDINGS AB

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Director

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

GEELY SWEDEN AUTOMOTIVE INVESTMENT B.V.

By:	/s/ Hans Oscarsson
Name:	Hans Oscarsson
Title:	Director

By:	/s/ Quan Zhang
Name:	Quan Zhang
Title:	Director

SHANGHAI GEELY ZHAOYUAN INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

BEIJING GEELY WANYUAN INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Quan Zhang
Name:	Quan Zhang
Title:	Director

BEIJING GEELY KAISHENG INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Quan Zhang
Name:	Quan Zhang
Title:	Director

ZHEJIANG GEELY HOLDING GROUP COMPANY LIMITED

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Legal Representative & Director

By:	/s/ Shufu Li
Name:	Shufu Li

CUSIP No. 731105201	13D	Page 1 of 3 pages

SCHEDULE A-1

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Snita Holding B.V. (“Snita”)

Unless otherwise specified, the principal employer of each such individual is Snita. The business address of Snita is Stationsweg 2, Beesd, 4153 RD, Netherlands.

Name	Title	Citizenship
Johan Ekdahl	Director	Sweden
Maria Hemberg	Director	Sweden

PSD Investment Limited (“PSD Investment”)

Unless otherwise specified, the principal employer of each such individual is PSD Investment. The business address of PSD Investment is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Shufu Li	Director	China

Volvo Car Corporation (“Volvo Cars”)

Unless otherwise specified, the principal employer of each such individual is Volvo Cars. The business address of Volvo Cars is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Jim Rowan	Director	United Kingdom
Helen Hu	Director	China
Johan Ekdahl	Director	Sweden

CUSIP No. 731105201	13D	Page 2 of 3 pages

PSD Capital Limited (“PSD Capital”)

Unless otherwise specified, the principal employer of each such individual is PSD Capital. The business address of PSD Capital is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Shufu Li	Director	China

Volvo Car AB (“VCAB”)

Unless otherwise specified, the principal employer of each such individual is VCAB. The business address of VCAB is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Jim Rowan	Managing Director	United Kingdom
Shufu Li	Director	China
Ardian Avdullahu	Director (Employee Representative)	Sweden
Thomas Johnstone	Director	United Kingdom
Donghui Li	Director	China
Anna Mossberg	Director	Sweden
Diarmuid O’Connell	Director	United States
Björn Olsson	Director (Employee Representative)	Sweden
Jörgen Olsson	Director (Employee Representative)	Sweden
Jonas Samuelsson	Director	Sweden
Lone Föns Schröder	Director	Denmark
Lilla Tretikov	Director	United States
Winfried Vahland	Director	Germany
Anna Margitin Blomberg	Deputy Director (Employee Representative)	Sweden
Marie Stenqvist	Deputy Director (Employee Representative)	Sweden

Geely Sweden Holdings AB (“Geely Sweden”)

Unless otherwise specified, the principal employer of each such individual is Geely Sweden. The business address of Geely Sweden is Box 10038, 400 70 Göteborg, Sweden.

Name	Title	Citizenship
Shufu Li	Director	China
Donghui Li	Director	China
Hans Erik Oscarsson	Director	Sweden
Lone Fönss Schröder	Director	Denmark

CUSIP No. 731105201	13D	Page 3 of 3 pages

Shanghai Geely Zhaoyuan International Investment Co., Ltd (“Shanghai Geely”)

Unless otherwise specified, the principal employer of each such individual is Shanghai Geely. The business address of Shanghai Geely is Room 1478, Building 10, No. 1630 Yecheng Road, Jiangding District, Shanghai, China.

Name	Title	Citizenship
Donghui Li	Director	China

Beijing Geely Wanyuan International Investment Co. Ltd (“Beijing Geely Wanyuan”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Wanyuan. The business address of Beijing Geely Wanyuan is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Quan Zhang	Director	China

Beijing Geely Kaisheng International Investment Co., Ltd. (“Beijing Geely Kaisheng”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Kaisheng. The business address of Beijing Geely Kaisheng is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Quan Zhang	Director	China

Zhejiang Geely Holding Group Company Limited (“Zhejiang Geely”)

Unless otherwise specified, the principal employer of each such individual is Zhejiang Geely. The business address of Zhejiang Geely is No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China.

Name	Title	Citizenship
Shufu Li	Director	China
Donghui Li	Director	China
Jian Yang	Director	China
Hong Sun	Director	China
Weilie Ye	Director	China

Geely Sweden Automotive Investment B.V. ("GSAI")

Unless otherwise specified, the principal employer of each such individual is GSAI. The business address of GSAI is Stationsveg 2, 4153RD Beesd, Netherlands.

Name	Title	Citizenship
Hans Oscarsson	Director	Sweden
Quan Zhang	Director	China
Alexander Bernard Maria Kerssemakers	Director	Netherlands
Hendrik van der Gaag	Director	Netherlands